FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Completion of Construction and First Gold Production at La Yaqui Phase I
Toronto, Ontario (September 7, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that construction of the first phase of the La Yaqui mine is substantially complete, on budget, and ahead of schedule. Gold production has commenced and is expected to reduce the cost profile from Mulatos district operations going forward.

The mine produced a total of 410 ounces of gold from the initial pour. Gold production rates are increasing with the stacking of the first lift of ore on the leach pad completed and placed under irrigation in August.

“The first phase of the La Yaqui Mine was brought into production in eight months, a significant achievement and indicative of how quickly we can develop these types of deposits. Alamos will apply this same approach as we look to grow and develop La Yaqui Grande and other targets within the Mulatos district,” said John A. McCluskey, President and Chief Executive Officer.

La Yaqui is a standalone heap leach operation located approximately seven kilometres (straight line) from the Mulatos Mine in Sonora, Mexico. The mine is expected to produce approximately 25,000 ounces of gold per year at substantially lower costs than the main Mulatos pit complex given its higher grades and recoveries.

La Yaqui is expected to evolve into a larger operation over the coming years with the development of the La Yaqui Grande project. La Yaqui Grande was a new discovery in 2015 and through ongoing exploration success, the project has grown to include mineral reserves of 521,000 ounces of gold (11.5 million tonnes grading 1.40 grams per tonne), approximately six times the size of La Yaqui Phase I.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note

This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding expectations of future permitting timelines, outcomes of economic studies, development and/or production timelines or other future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, ongoing permitting requirements, risks related to our Turkish projects and operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and other disclosures of “Risk Factors” by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Technical Information
Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). For additional information about the La Yaqui Grande mineral reserve, see Alamos’ news release dated February 23, 2017, “Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2016”, available on Alamos’ website, SEDAR and EDGAR.

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